September 9, 2009

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Attention:	Christian Windsor, Special Counsel
Amit Pande, Accounting Branch Chief
Babette Cooper, Staff Accountant
Gregory Dundas, Attorney-Adviser

Re:	First Northern Community Bancorp
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-30707

Ladies and Gentlemen:

First Northern Community Bancorp (the “Company” or “we”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mr. Windsor to Owen J. Onsum of the Company dated August 26, 2009 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the definitive proxy statement on Schedule 14A filed with the Commission on April 21, 2009.  Set forth below are the Staff’s comments followed by the Company’s responses to the comments.  The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.  The Staff’s comments are italicized.

Question:

Management’s Discussion and Analysis, page 27

Non-accrual, Past Due, OREO and Restructured loans, page 37

1.
We noted the continuing deterioration in your loan quality as of December 31, 2008 and June 30, 2009.  In your disclosures, we only noted a discussion of the nature of your non-performing loans by category and dollar amount.  In order for us to better understand your loan quality; please provide us the following information on your five largest non-accrual loans as of December 31, 2008 and June 30, 2009:

•	The type of loan (commercial, commercial real estate, construction, etc.) and dollar amount;

•	When the loan was originated;

•	The allowance for loan losses associated with the loan, as applicable;

•	When the loan became non-accrual;

•	The underlying collateral supporting the loan;

•	The last appraisal obtained for the loan, as applicable; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of December 31, 2008 and through the date of your response.

Response:	The information request on the five largest non-accrual loans as of December 31, 2008 and June 30, 2009 is provided in Attachment #1.

Question:

2.	In addition, in future filings please include more specifics on your nonperforming loans which should include information similar to that requested above.

Response:  Information similar to that provided in response to Question 1 will be included in future filings where such information would be useful to an understanding of the risks associated with our loan quality and to evaluating any known trends or uncertainties that could have a material impact on our loan quality or results of operations.

Question:

3.
Please revise your disclosure in future filings to comprehensively bridge the gap between the changes in your asset quality, including your non-performing and impaired loans, and the changes in your allowance for loan losses.  For example, discuss the following:

•	In general, the relationship between observed changes in your non-performing and impaired loans and the resulting changes in your allowance for loan losses;

•	How you measure impairment on your impaired loans and link this information to the resulting changes in your allowance for loan losses; and

•	The extent to which your non-performing and impaired loans are collateralized and how changes in the value of collateral impacted the allowance for loan losses.

Response:  Future filing disclosures will be expanded to include the items suggested.

Question:

4.
We note the significant increase in charge-offs from $2.3 million as of December 31, 2007 to $12.6 million as of December 31, 2008.  In order to enhance our understanding of your charge-off process and nuances involved, please tell us the following:

•	The triggering events or other circumstances which impact the timing of when you take a charge-off; and

•	Whether there are circumstances in which a provision and a charge-off are taken simultaneously.

Response:    Charge-offs, when taken, generally fall into one of three categories: 1) the loan is impaired and, in the case of a collateral dependent loan (real estate) an update appraisal was obtained, and a partial charge-off was taken to reflect the lower value of the collateral; 2) collateral real estate was sold for an amount less than the balance owed and First Northern Bank of Dixon (the “Bank”) accepted the short sale amount; 3) the collateral was liquidated by the Bank and the balance was insufficient to cover the loan balance owed.

Provisions in excess of budgeted amounts are taken when, in addition to charge-offs taken during the quarter, and the Bank’s methodology for determining an adequate ALLL requires an additional provision. The Bank’s ALLL methodology is as follows:

ALLL Methodology

The foundation for an adequate ALLL is proper loan rating and a thorough and effective loan review program.  The Bank utilizes a loan rating and loan review system.  The loan ratings range from 1 (highest quality) to 8 (loss).  Also, the loan portfolio is segregated into loan types, as suggested under FAS 5, to facilitate the assessment of risk to pools of loans based on historical charge-off experience and internal and external factors.  This information is utilized in the analysis of the ALLL. It is recognized that estimating the amount of the ALLL involves a high degree of management judgment and is, inevitably, imprecise.

The ALLL methodology will incorporate two primary accounting statements, FAS 114 and FAS 5, into management’s calculation of the appropriate level of reserve for loan and lease losses. As described below, individual loans will be reviewed for impairment under FAS 114, while all other loans, including individually evaluated loans determined not to be impaired under FAS 114, should be included in a group of loans to be evaluated under FAS 5. The results of these calculations will, then, be combined with subjective internal and external factors reflecting the following:

•	Estimated future losses, based on review of Classified loans (loans rated 6-Substandard or 7-Doubtful and listed for a “Specific Reserve”);

•	Effects of changes in credit concentrations, certain classes of loans or pledged collateral;

•	Levels of and trends in charge-offs and recoveries;

•	Results of any independent evaluation of loan portfolio quality;

•	Trends in portfolio volume, maturity and composition;

•	Off balance sheet credit risk;

•	Levels of and trends in delinquencies and impaired loans;

•	National and local economic trends and conditions;

•	Industry conditions;

•	Internal considerations, including changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practices; and

•	Experience, ability, and depth of lending management.

ALLL Analysis Report

The ALLL Analysis Report is prepared monthly by management and approved quarterly by the  Loan Committee of the Board of Directors.  The report measures the adequacy of the ALLL by developing a “Specific Allocation” for Classified (Substandard, rating 6 and Doubtful, rating 7) loans and a “General Allocation” for the balance of the loan portfolio.

Specific Allocation

Individual loans and loan commitments that are rated Substandard or Doubtful1 are listed by loan mix category.  Loans are also reviewed for impairment quarterly (see “Impaired Loans,” section below).  Loans that are measured for impairment will have a zero specific allocation, because they will either have no impairment, or the impairment will be charged off.

Loans that are not deemed impaired are assigned a specific allocation as follows:

•
If supported by properly margined real estate or readily marketable securities, the specific allocation used is the amount calculated using the Classified Charge-Off2 percentage or General Allocation plus .75%, whichever is less.

•
If not supported by properly margined real estate or readily marketable securities, the specific allocation used is the amount calculated using the Classified Charge Off percentage or General Allocation plus .75%, whichever is greater (unless the LTV is in excess of 100%).

•
For high LTV loans (LTV in excess of 100%), the risk of loss exceeds amounts determined by the normal methodology, due to the inadequacy of collateral coverage. At this time, no history exists by which a more accurate factor can be allocated. Therefore, for high LTV loans, management has assigned the following incremental reserve percentage to be added to the Classified Charge Off percentage:

•	LTV >100% - 125%: add 1.00%

•	LTV >125% - 150%: add 2.00%

•	LTV >150% - 175%: add 3.00%

•	LTV >175%: add 4.00%

Impaired Loans

Loans deemed impaired should be specifically identified and measured for impairment in accordance with the guidelines of FAS 114. A loan is deemed impaired when, based upon current information and events; it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Loans to be considered for impairment will include all non-accruals, troubled debt restructurings (TDR’s), as well as loans rated 6 Substandard or worse. Once identified, impaired loans will be measured individually for impairment in accordance with FAS 114, using one of three methods:

1.
The present value of expected cash flows discounted at the loan’s effective interest rate (i.e., the contractual interest rate adjusted for any net deferred loan fees or costs, premium or discount existing at the origination or acquisition of the loan).

2.	The loan’s observable market price, or

3.
The fair value of the collateral, if the loan is collateral dependent. A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the liquidation of the underlying collateral and there are no other available and reliable sources of repayment. Management will consider estimated costs to sell, on a discounted basis, in the measurement of impairment, as well as other necessary costs, if these costs are expected to reduce the cash flows available to repay the loan.

In general, any portion of the recorded investment in a collateral dependent loan (including any capitalized accrued interest, net deferred loan fees or costs, and unamortized premium or discount) in excess of the fair value of the collateral that can be identified as uncollectible, and is, therefore, deemed a confirmed loss, should be promptly charged off against the ALLL.

General Allocation

The balance of the loan portfolio, which is rated 2, 3, 4 and 5, is grouped in the following pools or loan types of like risk components, for evaluation and estimation of probable credit losses in accordance with FAS 5 requirements:

•	Residential Mortgages – home loans;
•	Residential Construction – loans to build homes, both spec. and owner-occupied, and 1-4 family lot loans;
•	Commercial Real Estate – construction and land development, multi-family with completed buildings, multi-family lot loans, commercial with completed buildings and commercial lot loans;
•	Agricultural – secured by farmland, agricultural loans and agricultural loans with Deed of Trust;
•
Commercial and Industrial – commercial and industrial loans, commercial and industrial loans with Deed of Trust, commercial and industrial loans for real estate purpose or 80% of income derived from real estate but not secured by real estate and true equipment leases;

•	Consumer – home equity, home improvement loans, vehicle loans and loans to individuals for personal expenses; and
•	Raw Land – vacant land loans.

Each pool is assigned a General Allocation Factor comprised of the following:

•	Charge-Off Factor – calculated using a rolling 12-quarter average for the pool;
•
Internal Factor – based on assessment of delinquency trends, credit concentrations, underwriting standards, lending staff expertise, policy and procedures, loan growth, recent charge-off and non-accrual activity, etc.; and

•	External Factor – local and national economic trends and conditions.

In addition to the General Allocation Factor, additional allocations are made for:

•	Rating 5 loans (Special Mention); and
•	Unadvanced Loan Commitments.

Recommended ALLL

The sum of the Specific Allocation and General Allocation is the Recommended ALLL.  The amount is compared to the ALLL and any significant shortage requires an additional allocation.  If the Recommended ALLL is significantly higher than the ALLL, an accounting adjustment may be required.  Otherwise, the difference is considered a “margin for imprecision”. The ALLL shall be deemed “fully allocated”, if the margin for imprecision is 5% or less. If the margin is greater than 5%, all factors shall be reviewed and a determination made as to adequate support for the accounting adjustments necessary to achieve the Recommended ALLL.

Question:

Executive Compensation, page 91

5.	Please confirm that only the four named executives receive total compensation greater than $100,000 or otherwise tell the staff why only four executives are listed.

Response:

The Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 21, 2009 included disclosure for the Company’s Principal Executive Officer (Owen J. Onsum) and Principal Financial Officer (Louise A. Walker) and the Company’s other two executive officers earning in excess of $100,000 (Patrick S. Day and Robert M. Walker).  The Company had no other individuals whose total compensation for the 2008 fiscal year exceeded $100,000 that are “executive officers” for purposes of determining “named executive officers” under Item 402(a)(3) of Regulation S-K and the Instructions thereto.  Although certain of the Bank’s employees had earnings of excess of $100,000 during the 2008 fiscal year, these employees are not “executive officers” as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934.

Question:

Certain Relationships and Related Transactions, and Director Independence, page 92

6.
We note the disclosure on page 44 of the Schedule 14A that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response:

The Company hereby confirms that such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company.  The Company will revise future filings to respond to the disclosure requirements of Instruction 4(c) to Item 404(a) of Regulation S-K.

*****
The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 707-678-7853, or our counsel, Michael Ouimette at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-1163, if you have further questions or comments.

Very truly yours,

/s/Louise A. Walker

Louise A. Walker
Sr. Executive Vice President/Chief Financial Officer

1 Loans, or portions of loans, rated loss (rating 8) are immediately charged off.

2 Classified Charge Off percentage is a calculation of the charge offs on loans that were classified over the past 12 quarters.

ATTACHMENT #1
Loan Type	Amount	Origination Date	Specific Reserve	Date of Non-Accrual	Collateral	Appraisal Date	Comments	Current Disposition

12/31/2008
Residential Construction	$2,432,994	Jun-06	0	Dec-07	6 SFR’s; 10 lots	Dec-08	Loan is impaired; impairments are chgd off	Lot sale proceeds received
Residential Construction	$1,645,151	May-06	0	Mar-08	95 Residential Lots	Dec-08	Loan is impaired; impairments are chgd off; amount represents 50% of participated loan	Paid Off March 2009
Residential Construction	$1,609,616	Sep-06	0	Dec-08	1 SFR; 2 lots	Nov-08	Loan is impaired; impairments are chgd off	Paid Off August 2009
Commercial Real Estate	$1,531,525	Sep-05	0	Dec-08	41 unit Hotel	Nov-08	Loan is impaired; current value supports balance	Paid Off July 2009
Commercial & Industrial	$1,460,494	Nov-09	0	Dec-09	Equipment Inventory, Jr. lien on residential real estate		Loan is impaired; impairments are chgd off	Business sold; obtained note assignment from new business owner

6/30/09

Residential Construction	$1,372,129	Sep-06	0	Dec-08	1 SFR; 2 lots	Mar-09	Loan is impaired; impairments are chgd off	Paid Off August 2009
Residential Construction	$1,346,057	Jun-06	0	Dec-07	2 SFR’s; 10 lots	Dec-08	Loan is impaired; impairments are chgd off	Lot sale proceeds received
Commercial Real Estate	$1,435,332	Apr-07	0	Mar-09	1 Commercial Lot	Apr-09	Loan is impaired; current value supports balance	In Foreclosure
Commercial Real Estate	$1,453,198	Feb-06	0	Feb-09	1 Commercial Office Building	Mar-09	Loan is impaired; current value supports balance	Note Sale Pending
Commercial Real Estate	$1,286,571	Sep-09	0	Dec-09	41 unit Hotel	Nov-09	Loan is impaired; current value supports balance	Paid Off July 2009